Exhibit 99.1

Bioblast Pharma Reports Second Quarter 2016 Financial Results

Tel Aviv, Israel, - August 25, 2016 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the second quarter ended June 30, 2016.

The Company reported a net loss of $3.685 million for the period, $.22 per share, as compared to $3.686 million, $.26 per share for the second quarter of 2015. The net loss for the first half of 2016 was $8.279 million, $.54 per share as compared to $6.985 million, $.49 per share for the first half of 2015.

Cash and cash equivalents (including short-term bank deposits) totaled $15.7 million at June 30, 2016, compared with $19.3 million at December 31, 2015.

Second Quarter 2016 and Recent Corporate Highlights:

•	The Company announced its intention to initiate enrollment of more than 70 patients in a double-blind, placebo-controlled Phase 2b clinical trial of trehalose 90mg/mL IV solution in patients with oculopharyngeal muscular dystrophy (OPMD) at up to 15 sites in the United States and Canada during the first quarter of 2017.
•	The Company decided to concentrate internal development efforts exclusively on trehalose, and has therefore postponed work on the mitochondrial replacement and read-through platforms.
•	Fredric Price, Executive Chairman, assumed the role of Acting CEO, following the departure of the former CEO, Colin Foster, who remains a member of the Board of Directors.
•	On August 9, 2016, Ralf Rosskamp, MD, PhD, joined the Bioblast Board of Directors. Dr. Rosskamp is a pediatric endocrinologist with over 15 years of experience in clinical medicine and almost 20 years of experience in the pharmaceutical industry.
•	Mr. Price and Warren Wasiewski, MD, the Company’s Chief Medical Officer, will be providing a business update at the Rodman & Renshaw Annual Global Investment Conference on September 12, 2016 in New York City.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases with a lead drug candidate, trehalose 90mg/mL solution, in Phase 2 development. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information, please visit our website, www.bioblastpharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when it discusses plans to conduct a Phase 2b clinical study, the design and timing of such study, the feasibility of additional programs for trehalose IV solution, the timing of the payment of severance and related benefits in connection with the personnel adjustments and expected savings. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:
Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: 212-915-0685

Bioblast Pharma Ltd

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$1,935	$2,142	$3,793	$4,094
Pre-commercialization	64	-	836	-
General and administrative	1,723	1,596	3,585	2,962

Total operating expenses	3,722	3,738	8,214	7,056

Financial income, net	(14)	(55)	(41)	(76)

Loss before taxes on income	3,708	3,683	8,173	6,980

Taxes on income (tax benefit)	(23)	3	106	5

Net loss attributable to holders of Ordinary shares	$3,685	$3,686	$8,279	$6,985
Net basic and diluted loss per share	$0.22	$0.26	$0.54	$0.49
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	16,391,770	14,230,480	15,429,877	14,230,480

Bioblast Pharma Ltd

Consolidated Balance Sheet Data

(U.S. dollars in thousands, except share and per share amounts)

	June 30,	December 31,
	2016	2015
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,714	$7,286
Short-term bank deposits	7,004	12,046
Receivables and prepaid expenses	1,093	1,060

Total current assets	16,811	20,392

LONG-TERM ASSETS:
Long-term deposits	56	33
Property and equipment, net	88	91

Total long-term assets	144	124

TOTAL ASSETS	$16,955	$20,516

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$619	$1,412
Other accounts payable	849	1,102

Total current liabilities	1,468	2,514

LONG TERM LIABILITIES	-	70

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at June 30, 2016 and December 31, 2015; 16,391,770 issued and outstanding shares at June 30, 2016 and 14,230,480 issued and outstanding shares at December 31, 2015	45	39
Additional paid-in capital	47,508	41,680
Accumulated deficit	(32,066)	(23,787)

Total shareholders' equity	15,487	17,932

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,955	$20,516

Bioblast Pharma Ltd

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,685)	$(3,686)	$(8,279)	$(6,985)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	7	3	13	6
Stock based compensation, net	(1,007)	722	(256)	1,442
Decrease (increase) in receivables and prepaid expenses	(371)	91	(33)	(311)
Decrease (increase) in interest on short term deposit	76	(31)	42	(78)
Decrease (increase) in long-term deposit	2	-	(23)	(2)
Decrease in trade payables	(287)	(46)	(793)	(524)
Increase (decrease) in other accounts payable	(314)	43	(253)	(20)
Increase (decrease) in accrued severance pay	(125)	19	(70)	32
Net cash used in operating activities	(5,704)	(2,885)	(9,652)	(6,440)

Cash flow from investing activities:

Withdrawal of short-term bank deposits	5,000	5,000	5,000	5,000
Purchase of property and equipment	(2)	(4)	(10)	(21)
Net cash provided by investing activities	4,998	4,996	4,990	4,979

Cash flow from financing activities:

Issuance of Ordinary shares and warrants, net	(106)	-	6,090	-
Net cash provided by (used in) financing activities	(106)	-	6,090	-

Increase (decrease) in cash and cash equivalents	(812)	2,111	1,428	(1,461)

Cash and cash equivalents at the beginning of the period	9,526	7,011	7,286	10,583

Cash and cash equivalents at the end of the period	$8,714	$9,122	$8,714	$9,122